SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED
        PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(a)
                      (Amendment No. ___)*

               ARDIS TELECOM & TECHNOLOGIES, INC.
=================================================================
                        (Name of Issuer)

            Common Stock, $0.001 par value per share
=================================================================
                 (Title of Class of Securities)

                           039801 10 5
=================================================================
                         (CUSIP Number)

                          John Jenkins
                  8100 Jetstar Drive, Suite 100
                       Irving, Texas 75063
                          972.929.1920
=================================================================
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        November 2, 1999
=================================================================
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(e)(f) or (g), check the following box.  [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                 (Continued on following pages)

(Page 1 of 7 Pages)

     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1)   Name of Reporting Person                        John Jenkins
     I.R.S Identification No. of Above Person
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [ ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Source of Funds*                                          00
-----------------------------------------------------------------
(5)  Check Box if Disclosure of Legal                         [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
-----------------------------------------------------------------
(6)  Citizenship or Place of
      Organization                       United States of America
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:
     (7)  Sole Voting Power                            1,000,000

     (8)  Shared Voting                                        0

     (9)  Sole Dispositive                             1,000,000

     (10) Shared Dispositive                                   0

(11) Aggregate Amount Beneficially Owned               1,000,000
     by Each Reporting Person

(12) Check Box if the Aggregate Amount in                    [ ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                        12.7%
     Amount in Row (11)

(14) Type of Reporting Person*                                IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Name of Reporting Person Dial-Thru International Corporation I.R.S Identification No. of Above Person

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds*                                          00

(5)  Check Box if Disclosure of Legal                         [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization              California

     Number of Shares    (7)  Sole Voting               1,000,000
                              Power
        Beneficially
                         (8)  Shared Voting                     0
        Owned by Each         Power

     Reporting Person    (9)  Sole Dispositive          1,000,000
                              Power
        with:
                         (10) Shared Dispositive                0
                              Power

(11) Aggregate Amount Beneficially Owned                1,000,000
     by Each Reporting Person

(12) Check Box if the Aggregate Amount in                     [ ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                        12.7%
     Amount in Row (11)

(14) Type of Reporting Person*                                 CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

                          SCHEDULE 13D
                          ------------
                  Filed Pursuant to Rule 13d-1

1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.001 par value per share (the "Common
Stock"), of ARDIS Telecom & Technologies, Inc., a Delaware corporation, which has its principal executive offices located at 8100 Jetstar Drive, Suite 100, Irving, Texas 75063 (the
"Issuer").

2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), this Statement is filed jointly by John Jenkins, an individual resident of the State of California ("Jenkins"), and Dial-Thru International Corporation, a California corporation ("Dial-Thru", collectively, Jenkins and Dial-Thru are, the "Reporting Person").

     (b)  The Reporting Person's business address is 700 South
Flower Street, Suite 420 Los Angeles, California 90017.

     (c) Jenkins' present principal occupation is President of the Issuer. Dial-Thru is in the process of liquidation and is presently engaged in no business operations, except to the extent necessary to wind-up its affairs.

     In addition to being President of the Issuer, Jenkins currently serves as the sole director and officer of Dial-Thru and directly owns all of the issued and outstanding capital stock of Dial-Thru.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or probationary or mandatory activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Jenkins is an individual resident of the State of California and a citizen of the United States of America. Dial-
Thru is a corporation formed under and existing pursuant to the laws of the State of California.

3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On November 2, 1999, Dial-Thru acquired one million (1,000,000) shares of common stock, par value $.001, of the Issuer as consideration for the sale of substantially all of its assets to a wholly-owned subsidiary of the Issuer (the "Subsidiary") pursuant to the terms and conditions of an Asset Purchase Agreement (the "Purchase Agreement") between the Issuer, the Subsidiary, Dial-Thru and Jenkins. Jenkins is the sole director and officer of Dial-Thru and owns all of the issued and outstanding capital stock of Dial-Thru.

     In addition to the shares of common stock issued at the closing, Dial-Thru, or its assigns, may acquire up to an additional one million (1,000,000) shares of common stock upon the acquired business achieving specified revenue and earnings goals (the "Additional Consideration"). Dial-Thru, or its assigns, may receive 500,000 shares of common stock upon the acquired business achieving revenues of $5.7 million and earnings before interest, taxes, depreciation and amortization ("EBITDA") of $705,000 during any three month period ending on or before November 1, 2001, and 500,000 shares of common stock if the acquired business achieves revenues of $11.4 million and EBIDTA of $1.41 million during any three month period ending on or before November 1, 2001.

     Upon the liquidation and dissolution of Dial-Thru, it is anticipated that such shares of common stock will be distributed to Jenkins as the sole shareholder of Dial-Thru.

4.   PURPOSE OF TRANSACTION.

     Dial-Thru acquired the common stock as a result of the sale of substantially all of its assets. Dial-Thru, and, indirectly, Jenkins, acquired the shares of common stock from the Issuer for investment purposes only and neither has no present intention to effect any additional transactions in the common stock of the Issuer; however, Jenkins may, based upon a number of factors, including the evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, acquire additional shares of common stock of the Issuer.

     In connection with the transaction in which Dial-Thru acquired the shares of common stock from the Issuer, Jenkins was elected as the President of the Issuer. Other than the election of Jenkins as the President of the Issuer, the Reporting Person has no present plans to cause the Issuer to engage in any extraordinary corporate transactions; to effect any change of the issuer's management, business, corporate structure, capitalization, dividend policy, Certificate of Incorporation or Bylaws; or to delete, delist or terminate the registration of any securities of the Issuer. Jenkins was also appointed as a member of the Board of Directors of the Issuer.

     As discussed above, the Board of Directors of the Issuer, of which Jenkins serves as a member, elected Jenkins as the President of the Issuer and the Issuer's then President, Roger D.
Bryant, assumed the Chairman of the Board position.

5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Immediately upon the sale of substantially all of the assets of Dial-Thru, as described in Item 3 above, the aggregate number of shares of common stock which may be deemed to have been beneficially owned by the Reporting Person as of such date was 1,000,000 shares constituting approximately 12.7% of the outstanding common stock of the Issuer (based on 7,881,004 shares of common stock outstanding on November 29, 1999, pursuant to information provided by the Company).

     (b) As of the date hereof, Dial-Thru had direct beneficial ownership of 1,000,000 shares of the common stock of the Issuer. As of the date hereof, Jenkins has indirect ownership, through his ownership and control of Dial-Thru, of 1,000,000 shares of the common stock of the Issuer and exercises sole voting and investment power authority over such shares. Dial-Thru has no other officers, directors or shareholders other than Jenkins.

     (c)  None.

     (d)  Not applicable.

     (e)  Not applicable.

6.   CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO
SECURITIES OF THE ISSUER.

     None.

7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit No.       Document Description

         1)            Asset Purchase Agreement dated
                       as of November 3, 1999, among ARDIS
                       Telecom & Technologies, Inc., Dial-Thru
                       International Corporation, a Delaware
                       corporation, John Jenkins and Dial-Thru
                       International Corporation, a California
                       corporation (filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated November 2, 1999).

                           SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: January 14, 2000


                                /s/ JOHN JENKINS
                              -------------------------------
                              John Jenkins


                              DIAL-THRU INTERNATIONAL CORPORATION,
                              A CALIFORNIA CORPORATION


                              By: /s/ JOHN JENKINS
                                 ---------------------------
                              Name:      John Jenkins
                                   -------------------------
                              Title:  President
                                     -----------------------


            Attention:  Intentional misstatements or
              omissions of fact constitute federal
           criminal violations (see 18 U.S. C. 1001).

                           Appendix A
                           -----------

                     JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of ARDIS Telecom & Technologies, Inc. This Joint Filing Agreement shall be included as an exhibit to such filing. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of the 14th day of January 2000.

                    DIAL-THRU INTERNATIONAL CORPORATION,
                    A CALIFORNIA CORPORATION


                    By:   /s/ JOHN JENKINS
                       ---------------------------------
                    Name:      John Jenkins
                         -------------------------------
                    Title: President
                         -------------------------------



                       /s/ JOHN JENKINS
                    ------------------------------------
                    John Jenkins